Exhibit 99.1

Pfizer to Acquire Anacor

•	Strong fit with Pfizer’s Inflammation and Immunology portfolio

•	Expected to enhance near-term revenue growth for the innovative business

•	Anacor’s flagship asset, crisaborole, has a New Drug Application under review by the U.S. Food and Drug Administration (FDA), is a differentiated non-steroidal topical PDE4 inhibitor with compelling clinical data, and if approved, has the potential to be an important first-line treatment option for patients with atopic dermatitis

New York, NY and Palo Alto, CA – MAY 16, 2016 – Pfizer Inc. (NYSE:PFE) and Anacor Pharmaceuticals, Inc. (NASDAQ:ANAC) today announced that they have entered into a definitive merger agreement under which Pfizer will acquire Anacor for $99.25 per Anacor share, in cash, for a total transaction value, net of cash, of approximately $5.2 billion, which assumes the conversion of Anacor’s outstanding convertible notes. The Boards of Directors of both companies have unanimously approved the transaction. Anacor’s flagship asset, crisaborole, a differentiated non-steroidal topical PDE4 inhibitor with anti-inflammatory properties, is currently under review by the U.S. FDA for the treatment of mild-to-moderate atopic dermatitis, commonly referred to as eczema.

“We believe the acquisition of Anacor represents an attractive opportunity to address a significant unmet medical need for a large patient population with mild-to-moderate atopic dermatitis, which currently has few safe topical treatments available,” said Albert Bourla, Group President of Pfizer’s Global Innovative Pharma and Global Vaccines, Oncology and Consumer Healthcare Businesses. “Crisaborole is a differentiated asset with compelling clinical data that, if approved, has the potential to be an important first-line treatment option for these patients and the physicians who treat them.”

“Anacor will be a strong fit with Pfizer’s innovative business, further supporting our strategic focus on Inflammation and Immunology, and is expected to enhance near-term revenue growth for the innovative business. Our dedicated Inflammation and Immunology group has strong existing in-market franchises with Enbrel and Xeljanz, as well as a robust mid-stage pipeline, and this acquisition has the potential to add a near-term U.S. product launch.

We believe we are well positioned to maximize crisaborole’s commercial potential through our strong relationships with pediatricians and primary care physicians,” continued Bourla.

In both of its Phase 3 pivotal studies, crisaborole achieved statistically significant results on all primary and secondary endpoints and in March 2016, the FDA accepted for review Anacor’s New Drug Application seeking approval of crisaborole for the potential treatment of mild-to-moderate atopic dermatitis in children and adults. The Prescription Drug User Fee Act (PDUFA) goal date for the completion of the FDA’s review is January 7, 2017. If approved, Pfizer believes peak year sales for crisaborole have the potential to reach or exceed $2.0 billion.

“Today marks the beginning of an exciting new chapter for Anacor, which we believe will deliver significant value to our shareholders,” said Paul L. Berns, Anacor’s Chairman and Chief Executive Officer. “We have a deep respect for Pfizer, and it is clear that they share our commitment to addressing the significant unmet medical needs in inflammatory disease. We are proud of the innovative company that our team has built and are confident that Pfizer will help accelerate Anacor’s important mission given the strength of its global platform and resources.”

Atopic dermatitis is a common, relapsing, chronic, inflammatory skin disorder, with patients displaying a chronic rash characterized by inflammation and itching, often occurring in folds of the skin with symptoms lasting up to 14 days or more. Approximately 18 to 25 million people in the United States suffer from this condition, including between 8 and 18% of infants and children. Atopic dermatitis has been considerably underdiagnosed due to the lack of approved effective systemic agents, and limitations of current topical agents. There have been no new molecular entities for atopic dermatitis in the last 15 years.

Anacor also holds the rights to Kerydin, a topical treatment for onychomycosis (toenail fungus) that is distributed and commercialized by Sandoz Inc. in the U.S.

Pfizer anticipates financing the transaction through existing cash. Pfizer does not expect the transaction to impact its current 2016 financial guidance. Pfizer expects the transaction to be slightly dilutive to Adjusted Diluted Earnings Per Share (EPS)(1) in 2017 with accretion to Adjusted Diluted EPS(1) beginning in 2018 and increasing thereafter.

Under the terms of the merger agreement, a subsidiary of Pfizer will commence a cash tender offer to purchase all of the outstanding shares of Anacor common stock for $99.25 per share in cash. The closing of the tender offer is subject to customary closing conditions, including U.S. antitrust clearance and the tender of a majority of the outstanding shares of Anacor common stock. The merger agreement contemplates that Pfizer will acquire any shares of Anacor that are not tendered into the offer through a second-step merger, which will be completed promptly following the closing of the tender offer. Pfizer expects to complete the acquisition in the third-quarter 2016.

Pfizer’s financial advisors for the transaction were Centerview Partners and Guggenheim Securities, and Wachtell, Lipton, Rosen & Katz acted as its legal advisor. Citi served as Anacor’s financial advisor, and Davis Polk & Wardwell, LLP served as its legal advisor.

About Pfizer:

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. For more information, please visit us at www.pfizer.com. In addition, to learn more, follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

About Anacor Pharmaceuticals:

Anacor is a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from its boron chemistry platform. Anacor’s first approved product, KERYDIN® (tavaborole) topical solution, 5%, is an oxaborole antifungal approved by the U.S. Food and Drug Administration in July 2014 for the topical treatment of onychomycosis of the toenails. In July 2014, Anacor entered into an exclusive agreement with Sandoz Inc., a Novartis company, pursuant to which PharmaDerm, the branded dermatology division of Sandoz, distributes and commercializes KERYDIN in the United States. In September 2014, PharmaDerm launched KERYDIN. Anacor’s lead product development candidate is crisaborole topical ointment, 2%, a novel non-steroidal topical anti-inflammatory PDE-4 inhibitor in development for the potential treatment of mild-to-moderate atopic dermatitis and psoriasis. Beyond KERYDIN and crisaborole, Anacor has discovered three investigational compounds that it has out-licensed for further development. Anacor also has a pipeline of other internally discovered topical and systemic boron-based compounds in early stages of research and development. For more information, visit www.anacor.com.

(1)	Pfizer calculates these projections regarding the expected accretive impact of the potential acquisition based on internal forecasts of its Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS), which forecasts are non-Generally Accepted Accounting Principles (GAAP) financial measures derived by excluding certain amounts that would be included in GAAP calculations. These accretion projections should not be considered a substitute for GAAP measures. The determinations of the amounts that are excluded from the accretion calculations are a matter of management judgment and depend upon, among other factors, the nature of the underlying expense or income amounts. Pfizer is unable to present quantitative reconciliations because management cannot reasonably predict with sufficient reliability all of the necessary components of the comparable GAAP measure. Pfizer has excluded from the accretion calculations the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. For more information on the Adjusted Diluted EPS measure see Pfizer’s 2015 Financial Report, which was filed as exhibit 13 to Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

DISCLOSURE NOTICE: This release contains forward-looking information related to Pfizer, Anacor and the acquisition of Anacor by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed acquisition, anticipated accretion and growth rates, Pfizer’s and Anacor’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Anacor, crisaborole and potential peak year sales of crisaborole, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Anacor’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development; whether and when the FDA may approve the new drug application for crisaborole, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA regarding labeling and other matters that could affect the availability or commercial potential of crisaborole; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Anacor can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The information contained in this release is as of May 16, 2016. Neither Pfizer nor Anacor assumes any obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

Additional Information and Where to Find It

The tender offer referenced in this press release has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pfizer and its acquisition subsidiary will file with the SEC. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and Anacor will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ANACOR STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ANACOR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Anacor stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Anacor. Copies of the documents filed with the SEC by Anacor will be available free of charge on Anacor’s internet website at http://www.anacor.com or by contacting Anacor’s Investor Relations Department at (650) 543-7575. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at (212) 733-8160. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Anacor each file annual, quarterly and current reports and other information with the SEC.

You may read and copy any reports or other information filed by Pfizer or Anacor at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pfizer and Anacor’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.